SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations for the three months ended March 31, 2022 and 2021

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

FINANCIAL INFORMATION

Management’s discussion and analysis

In this report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements as of and for the year ended December 31, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), using the euro as our reporting currency, included in our Annual Report on Form 20-F for the year ended December 31, 2021 (our “2021 Form 20-F”).

The term “North America Segment” refers to our North America operating segment, the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to our Asia-Pacific operating segment, and the term “Latin America Segment” refers to our Latin America operating segment. The term “Corporate” includes certain headquarters’ overhead charges, including accounting and finance, centrally managed production, production asset management, quality and supply chain management, procurement related to production as well as research and development and our Global Medical Office function, which seek to optimize medical treatments and clinical processes within the Company. The abbreviations “THOUS” and “M” are used to denote the presentation of amounts in thousands and millions, respectively. The term “Constant Currency” or at “Constant Exchange Rates” means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under “Financial condition and results of operations – II. Discussion of measures – Non-IFRS measures.”

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States (“U.S.”) Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, “ACA”) that could result from future efforts to revise or repeal the ACA;
●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social and governance topics, the impact of health care, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar two) as well as potential U.S. tax reform, antitrust and competition laws in the countries and localities in which we operate and other government regulation including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act (“FCPA”) including our non-prosecution agreement with the U.S. Department of Justice (“DOJ”) and the cease and desist order of the U.S. Securities and Exchange Commission (“SEC”), as well as the Food, Drug and Cosmetic Act and, outside the U.S., inter alia, the European Union (“EU”) Medical Device Regulation, the EU General Data Protection Regulation, the two invoice policy, “Buy China” policy, volume-

FRESENIUS MEDICAL CARE AG & Co. KGaA

based procurement policies and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;
●	the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;
●	the impact of the on-going worldwide severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (“COVID-19”) pandemic, including, without limitation, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, both of which may be attributable to COVID-19, as well as the impacts of the virus on our patients, caregivers, employees, suppliers, supply chain, business and operations, the uncertainties arising from the development of variants of COVID-19, consequences of an economic downturn resulting from the impacts of COVID-19 and evolving guidelines and requirements regarding vaccine mandates for our employees and the use of government provided COVID-19 related relief and any additional economic relief legislation that may be passed in the countries in which we operate;
●	the outcome of government and internal investigations as well as litigation;
●	product liability risks;
●	our ability to continue to grow our health care services and products businesses, including through acquisitions, and to implement our strategy targeting the entire renal care continuum, complementary assets and critical care solutions;
●	our ability to attract and retain skilled employees and personnel shortages which have increased in light of the COVID-19 pandemic and vaccine mandates for certain workers, and risks that personnel shortages and competition for labor, as well as legislative, union, or other labor-related activities or changes will result in significant increases in our operating costs, decreases in productivity and partial suspension in operations;
●	the impact of currency and interest rate fluctuations, including the heightened risk of fluctuations as a result of geopolitical conflicts in certain regions (for example, impacts related to the war in Ukraine (“Ukraine War”)), the impact of a macroeconomic inflationary environment on interest rates and a related effect on our borrowing costs;
●	potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions or as a result of geopolitical conflicts in certain regions (for example, the Ukraine War);
●	the increase in raw material, energy, labor and other costs (including an impact from these cost increases on our cost savings initiatives and increases due to geopolitical conflicts in certain regions (for example, the Ukraine War) as well as the impact that inflation may have on a potential impairment of our goodwill, investments or other assets as noted above;
●	our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other health care products and supplies, the inability to procure raw materials or disruptions in our supply chain;
●	introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the development of pharmaceuticals that reduce the progression of chronic kidney disease;
●	launch of new technology, advances in medical therapies, or new market entrants that compete with our businesses;
●	potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of sanctions, retaliatory tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts in certain regions (for example, the Ukraine War);
●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability and liquidity of our governmental and commercial payors and payor strategies to delay or thwart the collection process;
●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in various health care risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines;

FRESENIUS MEDICAL CARE AG & Co. KGaA

●	the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements; and
●	our ability to implement the transformation of our company structure and to achieve projected cost savings within the proposed timeframe as part of the previously announced FME25 Program, as defined in “Financial condition and results of operations – I. Overview - Company Structure,” below.

Important factors that could contribute to such differences are noted in “Supplemental Risk Factors” and “Financial condition and results of operations – I. Overview” below, in note 2 d) and note 9 of the notes to the consolidated financial statements (unaudited) included in this report, in note 22 of the notes to the consolidated financial statements included in our 2021 Form 20-F, as well as under “Risk Factors,” “Business overview,” “Operating and financial review and prospects,” and elsewhere in that report. Further information regarding our efforts to address various environmental, social and governance issues can be found within our Non-financial report available at www.freseniusmedicalcare.com/en/investors/investors-overview/. In referencing our Non-financial report and furnishing this website address in this report, however, we do not intend to incorporate any content from our Non-financial report or information on our website into this report, and any information in our Non-financial report or on our website should not be considered to be part of this report, except as expressly set forth herein.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings which can be accessed at the SEC website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are additional factors to be considered along with our financial statements and the discussion under “Results of operations, financial position and net assets” below. For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in our 2021 Form 20-F.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash (“–”) indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero (“0”) is used when the pertinent figure, after rounding, amounts to zero.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Supplemental risk factors

As a result of the current global economic climate, specifically as it relates to the Ukraine War, we are subject to additional risks as discussed below. We are, and will continue to be, subject to the risks described in our Annual Report on Form 20-F for the year ended December 31, 2021, specifically under “Risk Factors,” and the supplemental risk factor described below should be read in conjunction with those risks.

The war between Russia and Ukraine could have a significant negative impact on the global macroeconomic outlook, our access to capital in financial markets and a negative impact on our net assets, financial position and results of operations.

As a provider of life-sustaining healthcare services for dialysis patients, we are continuing our activities in both Russia and Ukraine to the best of our ability in spite of the current war in the region and notwithstanding extensive economic sanctions imposed on Russia by numerous governments in response to the war. In addition to risks related to the further development of our activities in the two countries, considerable uncertainties arise within this highly dynamic situation, in particular from a possible deterioration of the global macroeconomic outlook. While the direct and indirect impacts related to the Ukraine War are difficult to predict at the present time, a macroeconomic inflationary environment, including increasing energy prices, could lead to, amongst other consequences, higher costs for energy, supplies and transportation. A potential disruption of energy supplies from Russia may increase these impacts and could have additional adverse effects on our business. Furthermore, we could be impacted by pressure on or increases in interest rates, particularly if accompanied by more difficult access to capital in the financial markets and currency devaluations as a result of the geopolitical situation. Overall, the aforementioned factors could have a negative impact on our net assets, financial position and results of operations. While we still consider the Risk Factor “We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology” to be a medium level risk, we believe that the Ukraine War has increased both the likelihood and potential impact of the risks and exposures described in the 2021 20-F.

At the time of this report and unchanged from our assessment in the 2021 20-F, we have not identified any risks that could jeopardize our continued existence.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial condition and results of operations

I. Overview

We are the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from End-Stage Kidney Disease (“ESKD”) as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, and acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. We estimate that the size of the global dialysis market was approximately €79 billion in 2021. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

On March 21, 2022 we announced our agreement to create a company that combines Fresenius Health Partners, Inc., the value-based care division of Fresenius Medical Care North America, with InterWell Health LLC, a physician organization driving innovation in the kidney care space in the U.S., and Cricket Health, Inc., a U.S. provider of value-based kidney care with a patient engagement and data platform. The business combination brings together Fresenius Health Partners’ expertise in kidney care value-based contracting and performance, InterWell Health’s clinical care models and network of 1,600 nephrologists and Cricket Health’s tech-enabled care model that utilizes its proprietary informatics, StageSmart™ and patient engagement platforms to create an entity targeting the management of care for more than 270,000 people with kidney disease by 2025 and to manage around $11 billion (€10 billion) in medical costs in the same year. The closing of the transaction is subject to regulatory review and, if successful, the new entity will be consolidated into our operating results.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the three months ended March 31, 2022, approximately 33% of our consolidated revenue was attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare and Medicaid (“CMS”). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the End-Stage Renal Disease (“ESRD”) prospective payment system (“ESRD PPS”), (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration” (temporarily suspended from May 1, 2020 through March 31, 2022, after which time a 1% reduction became effective from April 1 to June 30, 2022 and the full 2% sequester will resume from July 1, 2022) and (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 as subsequently modified under the Protecting Access to Medicare Act of 2014 (“PAMA”). Please see detailed discussions on these and further legislative developments below:

●	Under the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under the ESRD PPS, a single bundled payment rate which provides a fixed payment rate, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD Quality Incentive Program (“QIP”) which provides that dialysis facilities in the United States that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%.
●	Additionally, as a result of the Budget Control Act of 2011 (“BCA”) and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through 2030. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. The 2% sequestration was temporarily suspended several times subsequent to May 1, 2020. In March 2021, President Biden signed the

FRESENIUS MEDICAL CARE AG & Co. KGaA

American Rescue Plan Act of 2021 (the “American Rescue Plan Act”) which the Congressional Budget Office has estimated will result in budget deficits that will require a 4% reduction in Medicare program payments for 2022 under the Statutory Pay-As-You-Go Act of 2010 (“Statutory PAYGO”) unless Congress and the President take action to waive the Statutory PAYGO reductions. In December 2021, Congress passed and President Biden signed into law the Protecting Medicare and American Farmers from Sequester Cuts Act impacting payments for all Medicare Fee-for-Service claims and extending the sequestration suspension through March 31, 2022 with a 1% reduction effective thereafter from April 1 to June 30, 2022 and a return to the full 2% sequester on July 1, 2022, as noted above. Spending cuts pursuant to U.S. Sequestration have adversely affected our operating results in the past and, with the suspension having been lifted, will continue to do so.
●	On October 29, 2021, CMS issued a final rule for the ESRD PPS rate for calendar year (“CY”) 2022. The final base rate per treatment for CY 2022 is $257.90, which represents a 1.9% increase from the CY 2021 base rate of $253.13. The increase of 1.9% is based on a market basket increase of 2.4% partially offset by a 0.5% multifactor productivity adjustment that is mandated by the ACA. The updated base rate includes an adjustment for the wage index budget-neutrality. CMS estimates that, on average, large dialysis organizations will receive a 2.4% increase in payments in CY 2022 compared to CY 2021 under this final rule. The Acute Kidney Injury payment rate for CY 2022 is to equal the CY 2022 ESRD PPS base rate. CMS reviewed two transitional add-on payment adjustment for new and innovative equipment and supplies (“TPNIES”) applications for CY 2022 and granted approval to one. CMS estimates total TPNIES payment amounts to facilities in CY 2022 would be approximately $2.5 M, of which approximately $490 thousand would be attributed to beneficiary coinsurance. CMS also updated the TPNIES offset amount in the final rule. For CY 2022, the pre-adjusted per-treatment amount will be reduced by an average per-treatment offset amount of $9.50, the amount currently included in the base rate for dialysis machines.
●	Under the ESRD QIP, CMS assesses the total performance of each facility on a set of measures specified per payment year (“PY”) and applies up to a 2 percent payment reduction to facilities that do not meet a minimum total performance score (“TPS”). In the CY 2022 final rule, CMS will adopt a special scoring and payment policy for PY 2022 of the ESRD QIP to address the issues in the scoring system caused by the impact of the COVID-19 Public Health Emergency on QIP data. The scoring and payment methodologies will be modified in PY 2022 to provide that no facility would receive a payment reduction for PY 2022. CMS finalized the ESRD QIP measure set for PY 2024 and 2025. CMS will also set performance standards for PY 2024 using CY 2019 data, which is the most recently available full calendar year of usable data due to the impact of COVID-19 on CY 2020 data.
●	On November 2, 2021, CMS announced the CY 2022 final rule for hospital outpatient and ambulatory surgery center (“ASC”) payment systems. The final rule to update the ASC payment system for CY 2022 generally increases the reimbursement rates for the range of procedures provided in an ASC. The average increase is 2.0% compared to the prior year. CMS also updated the device offset percentage methodology to be calculated using ASC rates instead of hospital outpatient department rates as was the previous practice. Under the finalized policy, any procedure in which the device cost is 30 percent of the overall ASC procedure rate will receive device-intensive status. As such, certain procedures we provide will receive the higher device-intensive reimbursement. On November 2, 2021, CMS also updated the Physician Fee Schedule for CY 2022. In that rule, CMS cut reimbursement in CY 2022 for certain specialty services, including those related to cardiovascular and vascular access care. The cuts will be implemented over a four-year transition period. In addition, the CY 2022 physician fee schedule conversion factor is $33.59, a decrease of $1.30 from the CY 2021 physician fee schedule conversion factor of $34.89.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in Medicare or commercial reimbursement rates, including under Medicare Advantage, also known as Medicare Part C, plans offered by private health insurers approved by CMS to provide their members with Medicare Part A, Part B and usually Part D benefits (“Medicare Advantage” plans), or patient access to commercial insurance plans, including Medicare Advantage, could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations would be adversely affected. For additional information regarding these matters, see “Information on the Company—Regulatory and Legal Matters—Health Care Reform” in our 2021 Form 20-F.

For additional information, see “Risk Factors” included in our 2021 Form 20-F.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Premium assistance programs

The operation of charitable assistance programs like as that of the American Kidney Fund (“AKF”) is receiving increased attention by CMS and state insurance regulators and legislators. The result may be a regulatory framework that differs from the current framework or that varies from state to state. Even in the absence of actions by CMS or state regulators and legislatures to restrict the access that patients currently have to premium assistance programs, insurers are likely to continue efforts to thwart charitable premium assistance by premium assistance programs to our patients. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

Participation in new Medicare payment arrangements

Under CMS’s Comprehensive ESRD Care Model (the “Model”), dialysis providers and physicians formed entities known as ESRD Seamless Care Organizations (“ESCOs”) as part of a payment and care delivery pilot program that ended March 31, 2021 which sought to deliver better health outcomes for Medicare ESKD patients while lowering CMS’s costs. Following our initial participation in six ESCOs, we ultimately expanded our participation in the Model to 23 ESCOs formed at our dialysis facilities. ESCOs that achieved the program’s minimum quality thresholds and generated reductions in CMS’s cost of care above certain thresholds for the ESKD patients covered by the ESCO received a share of the cost savings, adjusted based on the ESCO’s performance on certain quality metrics. ESCOs may also owe payments to CMS if actual costs of care rise above set thresholds. As of March 2021, approximately 34,800 patients were aligned to ESCOs in which we participated.

In November 2017, we announced the results from the first performance year from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. In the second performance year (CY 2017) the Company’s ESCOs together generated more than $66.7 M (€59.0 M) in gross savings, an average 3.4% reduction in expenditures per patient. For the third performance year (CY 2018), CMS published the final settlement reports on August 14, 2020. In total the Company’s ESCOs produced more than $66.1 M (€56.0 M) in gross savings, an average 1.9% reduction in expenditures per patient. For the fourth performance year (CY 2019), CMS published the final settlement reports on October 31, 2020. In total, the Company’s ESCOs produced more than $10.8 M (€9.6 M) in gross losses, an average 0.3% increase in expenditures per patient. For the fifth performance year (CY 2020), CMS gave each ESCO the options to (a) extend participation in the program through March 31, 2021, and/or to (b) accept the following financial changes: (i) reduce 2020 downside risk by reducing shared losses by proportion of months during the COVID-19 Public Health Emergency as promulgated under the Public Health Services Act, (ii) cap gross savings upside potential at 5% gross savings, (iii) remove COVID-19 inpatient episodes, and (iv) remove the 2020 financial guarantee requirement. All of our affiliated ESCOs signed amendments to extend participation in the program through March 31, 2021 and 22 of our ESCOs accepted the financial changes related to COVID-19. The Model ended on March 31, 2021. We anticipate that CMS will publish final settlement reports for the last performance year in Summer 2022.

We have also entered into value and risk-based care programs with private payors to provide care to commercial and Medicare Advantage ESKD and CKD patients. Under these payment arrangements, our financial performance is based on our ability to manage a defined scope of medical costs within certain parameters for clinical outcomes.

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the U.S. Department of Health and Human Services (“HHS”) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020, the ESRD Treatment Choices (“ETC”) model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of thirty percent of the Hospital Referral Regions. As of March 31, 2022, 983 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment, will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first payment year, to 2% in the second payment year, and to 1% in the final payment year. This model also includes a Performance Payment Adjustment (“PPA”) beginning in July 2022. PPA payments will be a combined calculation of home dialysis and transplant rates based upon historic and/or benchmark data from comparison geographic areas. Possible PPA payment adjustments increase over time and will range from (5%) to 4% in the first payment year (beginning July 2022) for both physicians and facilities and increase to (9%) and 8% for physicians and (10%) and 8% percent for facilities in the final payment year (ending in June 2027).

On October 29th, 2021 CMS finalized aspects of the ETC model with an effective date of January 1, 2022, including changes to the home dialysis rate calculation and transplant participation rates (such as the exclusion of beneficiaries with certain cancers from the transplantation rate calculation), the achievement and improvement benchmarking and scoring methodology and a process for sharing

FRESENIUS MEDICAL CARE AG & Co. KGaA

certain beneficiary attribution and performance data with ETC participants. CMS finalized additional programmatic waivers and other flexibilities regarding the Kidney Disease Education (“KDE”) benefit under the ETC model such that the KDE benefit can be furnished via telehealth. CMS finalized changes to the ETC model to address health and socioeconomic disparities by adding a Health Equity Incentive to the improvement scoring methodology and stratifying achievement benchmarks for beneficiaries who are dual-eligible for Medicare and Medicaid or low-income-subsidy recipients. Finally, CMS has requested feedback on a number of topics related to beneficiary experience in home dialysis.

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (“KCF”) and Comprehensive Kidney Care Contracting (“CKCC”) model (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESKD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity (“KCE”). Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations. Under the global model, the KCE is responsible for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50 percent of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provided a start-up period during which the KCE is not at financial risk. The KCEs started assuming financial risk at the start of the first Performance Year on January 1, 2022. Of the 28 KCEs participating in the implementation period, we moved forward with 22 of the KCEs during the first Performance Year. Once implemented, the CKCC model is expected to run through 2026. We are presently unable to predict the effects on our business of the ETC payment model and the voluntary payment models.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Company structure

Our operating and reportable segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESKD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. We do not include income taxes as we believe taxes are outside the segments’ control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters’ overhead charges, including accounting and finance as well as certain legal and IT costs, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. Our global research and development team as well as our Global Medical Office, which seek to optimize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations. See note 11 of the notes to the consolidated financial statements (unaudited) found elsewhere in this report for a further discussion on our operating segments.

As announced on November 2, 2021, we entered the next phase of our program focusing on the transformation of our global operating model to strengthen profitability and enable execution on our mid-term strategy (“FME25 Program”): the transformation of our operating model to provide the base for future sustainable growth in the medium-term. In the new operating model, the Company intends to reorganize its business into two global operating segments.

We are consolidating our health care products business, including research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management, under a global umbrella. The products business will be organized along the three treatment modalities that we serve: In-center, Home and Critical Care. Our global health care services business will be combined into one segment.

Our Global Medical Office will continue to leverage the vertically integrated approach to optimize clinical outcomes for our patients. General and administrative functions will also be globalized using a three pillars model of business partnering, centers of excellence and global shared services.

We expect to complete the implementation of the new model around 2023.

FRESENIUS MEDICAL CARE AG & Co. KGaA

II. Discussion of measures

Non-IFRS measures

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS (“Non-IFRS Measure”). We believe this information, along with comparable IFRS financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Constant Exchange Rates or Constant Currency (Non-IFRS Measure)

Our presentation of some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA (or “net income”) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our publications to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain pre-determined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Return on invested capital (“ROIC”) (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax (“net operating profit after tax” or “NOPAT”) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA below (see “Net leverage ratio (Non-IFRS Measure)”). ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	March 31,	December 31,	September 30,	June 30,	March 31,
2022	2022	2021	2021	2021	2021

Total assets	34,724	34,367	33,831	32,987	33,159
Plus: Cumulative goodwill amortization and Impairment Loss	641	612	604	602	598
Minus: Cash and cash equivalents	(1,173)	(1,482)	(1,562)	(1,408)	(1,073)
Minus: Loans to related parties	(4)	(15)	(4)	(6)	(1)
Minus: Deferred tax assets	(299)	(315)	(374)	(359)	(333)
Minus: Accounts payable to unrelated parties	(790)	(736)	(706)	(685)	(635)
Minus: Accounts payable to related parties	(70)	(121)	(94)	(102)	(105)
Minus: Provisions and other current liabilities (1)	(3,188)	(3,319)	(3,516)	(3,528)	(3,436)
Minus: Income tax liabilities	(194)	(174)	(224)	(218)	(232)
Invested capital	29,647	28,817	27,955	27,283	27,942
Average invested capital as of March 31, 2022	28,327

Operating income	1,726
Income tax expense (2)	(509)
NOPAT	1,217

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	March 31,	December 31,	September 30,	June 30,	March 31,
2022	2022	2021 (3)	2021 (3)	2021 (3)	2021 (3)

Total assets	—	—	115	186	189
Minus: Cash and cash equivalents	—	—	—	—	—
Minus: Provisions and other current liabilities (1)	—	—	—	—	—
Invested capital	—	—	115	186	189
Adjustment to average invested capital as of March 31, 2022	98

Adjustment to operating income (3)	8
Adjustment to income tax expense (3)	(2)
Adjustment to NOPAT	6

FRESENIUS MEDICAL CARE AG & Co. KGaA

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	March 31,	December 31,	September 30,	June 30,	March 31,
2022	2022	2021(3)	2021(3)	2021 (3)	2021 (3)

Total assets	34,724	34,367	33,946	33,173	33,348
Plus: Cumulative goodwill amortization and Impairment Loss	641	612	604	602	598
Minus: Cash and cash equivalents	(1,173)	(1,482)	(1,562)	(1,408)	(1,073)
Minus: Loans to related parties	(4)	(15)	(4)	(6)	(1)
Minus: Deferred tax assets	(299)	(315)	(374)	(359)	(333)
Minus: Accounts payable to unrelated parties	(790)	(736)	(706)	(685)	(635)
Minus: Accounts payable to related parties	(70)	(121)	(94)	(102)	(105)
Minus: Provisions and other current liabilities (1)	(3,188)	(3,319)	(3,516)	(3,528)	(3,436)
Minus: Income tax liabilities	(194)	(174)	(224)	(218)	(232)
Invested capital	29,647	28,817	28,070	27,469	28,131
Average invested capital as of March 31, 2022	28,425

Operating income (3)	1,734
Income tax expense (2), (3)	(511)
NOPAT	1,223

ROIC	4.3%

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021	2021	2021	2020

Total assets	34,367	33,831	32,987	33,159	31,689
Plus: Cumulative goodwill amortization and Impairment Loss	612	604	602	598	583
Minus: Cash and cash equivalents	(1,482)	(1,562)	(1,408)	(1,073)	(1,082)
Minus: Loans to related parties	(15)	(4)	(6)	(1)	(1)
Minus: Deferred tax assets	(315)	(374)	(359)	(333)	(351)
Minus: Accounts payable to unrelated parties	(736)	(706)	(685)	(635)	(732)
Minus: Accounts payable to related parties	(121)	(94)	(102)	(105)	(95)
Minus: Provisions and other current liabilities (1)	(3,319)	(3,516)	(3,528)	(3,436)	(3,180)
Minus: Income tax liabilities	(174)	(224)	(218)	(232)	(197)
Invested capital	28,817	27,955	27,283	27,942	26,634
Average invested capital as of December 31, 2021	27,725

Operating income	1,852
Income tax expense (2)	(490)
NOPAT	1,362

FRESENIUS MEDICAL CARE AG & Co. KGaA

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021 (3)	2021 (3)	2021 (3)	2020 (3)

Total assets	—	115	186	189	291
Minus: Cash and cash equivalents	—	—	—	—	(3)
Minus: Provisions and other current liabilities (1)	—	—	—	—	(6)
Invested capital	—	115	186	189	282
Adjustment to average invested capital as of December 31, 2021	154

Adjustment to operating income (3)	12
Adjustment to income tax expense (3)	(3)
Adjustment to NOPAT	9

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021 (3)	2021 (3)	2021 (3)	2020 (3)

Total assets	34,367	33,946	33,173	33,348	31,980
Plus: Cumulative goodwill amortization and Impairment Loss	612	604	602	598	583
Minus: Cash and cash equivalents	(1,482)	(1,562)	(1,408)	(1,073)	(1,085)
Minus: Loans to related parties	(15)	(4)	(6)	(1)	(1)
Minus: Deferred tax assets	(315)	(374)	(359)	(333)	(351)
Minus: Accounts payable to unrelated parties	(736)	(706)	(685)	(635)	(732)
Minus: Accounts payable to related parties	(121)	(94)	(102)	(105)	(95)
Minus: Provisions and other current liabilities (1)	(3,319)	(3,516)	(3,528)	(3,436)	(3,186)
Minus: Income tax liabilities	(174)	(224)	(218)	(232)	(197)
Invested capital	28,817	28,070	27,469	28,131	26,916
Average invested capital as of December 31, 2021	27,879

Operating income (3)	1,864
Income tax expense (2), (3)	(493)
NOPAT	1,371

ROIC	4.9%

(1)	Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.
(2)	Adjusted for noncontrolling partnership interests.
(3)	Including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. This measure is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

For a reconciliation of cash flow performance indicators for the three months ended March 31, 2022 and 2021 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.’’

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for:

●	the effects of acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in our €2 billion sustainability-linked syndicated revolving credit facility (“Syndicated Credit Facility”) (see note 6 of the notes to the consolidated financial statements (unaudited) included in this report),
●	non-cash charges,
●	impairment loss, and
●	special items, including costs related to our FME25 Program as well as bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War (“Impacts Related to the War in Ukraine”). Although to date the Ukraine War has had minimal impact on our impairment testing of goodwill in the region, as we continue to treat patients and provide health care products, receive reimbursements and generate cash flows, it has had an impact on the valuation of certain assets and receivables as a result of the ongoing hostilities.

The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt.

Adjusted EBITDA, a non-IFRS Measure, is used in our capital management and relevant in major financing instruments, including the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For our self-set target range for the net leverage ratio and a reconciliation of adjusted EBITDA and net leverage ratio as of March 31, 2022 and December 31, 2021, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.”

FRESENIUS MEDICAL CARE AG & Co. KGaA

III. Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Segment data (including Corporate)

in € M

	For the three months ended
	March 31,
	2022	2021

Total revenue
North America Segment	3,171	2,899
EMEA Segment	674	670
Asia-Pacific Segment	507	471
Latin America Segment	183	159
Corporate	13	11
Total	4,548	4,210

Operating income
North America Segment	304	399
EMEA Segment	61	80
Asia-Pacific Segment	99	85
Latin America Segment	11	7
Corporate	(127)	(97)
Total	348	474

Interest income	14	15
Interest expense	(83)	(91)
Income tax expense	(67)	(94)
Net income	212	304

Net income attributable to noncontrolling interests	(55)	(55)
Net income attributable to shareholders of FMC-AG & Co. KGaA	157	249

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The table below summarizes the development of the euro against the U.S. dollar, as well as the revenue and the operating income generated in U.S. dollars, as a percentage of the consolidated results, for the three- month period March 31, 2022 and 2021:

Currency development and portion of total revenue and operating income

	For the three months ended
	March 31,
	2022	2021

Currency development of euro against the U.S. dollar	positive impact	negative impact
Percentage of revenue generated in U.S. dollars	70%	69%
Percentage of operating income generated in U.S. dollars	87%	84%

FRESENIUS MEDICAL CARE AG & Co. KGaA

Three months ended March 31, 2022 compared to three months ended March 31, 2021

Consolidated financials

Performance indicators for the consolidated financial statements

			Change in %
	For the three months ended			Currency
	March 31,			translation	Constant
	2022	2021	As reported	effects	Currency(1)

Revenue in € M	4,548	4,210	8%	5%	3%
Health care services	3,607	3,325	8%	5%	3%
Health care products	941	885	6%	3%	3%
Number of dialysis treatments	12,858,103	13,004,009	(1%)
Same Market Treatment Growth (2)	(1.4%)	(1.5%)
Gross profit in € M	1,258	1,207	4%	5%	(1%)
Gross profit as a % of revenue	27.7%	28.7%
Selling, general and administrative costs in € M	870	712	22%	(5%)	17%
Selling, general and administrative costs as a % of revenue	19.2%	16.9%
Operating income in € M	348	474	(27%)	3%	(30%)
Operating income margin	7.6%	11.3%
Net income attributable to shareholders of FMC-AG & Co. KGaA in € M	157	249	(37%)	2%	(39%)
Basic earnings per share in €	0.54	0.85	(37%)	2%	(39%)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)	Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (“Same Market Treatment Growth”).

Health care services revenue increased by 8% as compared to the three months ended March 31, 2021 (+3% at Constant Exchange Rates) driven by a positive impact from foreign currency translation (+5%), a positive impact from a partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute (+1%), organic growth (+1%), despite impacts from excess mortality rates among patients due to COVID-19 in certain of our operating segments which are further described in the discussions of our segments below, and contributions from acquisitions (+1%).

Dialysis treatments decreased by 1% as a result of negative Same Market Treatment Growth (-1%) and the effect of closed or sold clinics (-1%), partially offset by contributions from acquisitions (+1%). Excess mortality rates among our patients due to COVID-19 contributed significantly to the decreases in treatments and Same Market Treatment Growth.

At March 31, 2022, we owned or operated 4,153 dialysis clinics compared to 4,110 dialysis clinics at March 31, 2021. During the three months ended March 31, 2022, we acquired 7 dialysis clinics, opened 9 dialysis clinics and combined or closed 34 clinics. The number of patients treated in dialysis clinics that we own, operate or manage remained relatively stable at 343,493 as of March 31, 2022 (March 31, 2021: 344,476).

Health care product revenue increased by 6% (+3% at Constant Exchange Rates), driven by a positive impact from foreign currency translation, higher sales of in-center disposables and renal pharmaceuticals, partially offset by lower sales of machines for chronic treatment.

Gross profit increased by 4% (-1% at Constant Exchange Rates), primarily driven by a favorable impact from foreign currency translation effects (North America Segment, Asia-Pacific Segment and Latin America Segment), a positive impact from a partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute (North America Segment) and higher average reimbursement rates (North America Segment, EMEA Segment and Latin America Segment), partially offset by higher personnel expense across all regions and an unfavorable impact from excess mortality rates among our patients due to COVID-19 (mainly in the North America Segment).

Selling, general and administrative (“SG&A”) expense increased by 22% (+17% at Constant Exchange Rates), primarily driven by a negative impact from foreign currency translation (primarily in the North America Segment), costs associated with the FME25 Program (mainly in Corporate and the North America Segment), Impacts Related to the War in Ukraine (EMEA Segment), higher personnel expense (driven by the North America Segment) and an unfavorable impact from the revaluation of investments (North America Segment).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Income from equity method investees decreased by 62% to €10 M from €28 M. The decrease was primarily driven by lower sales of certain renal pharmaceuticals and other operating income from VFMCRP.

Operating income decreased by 27% (-30% at Constant Exchange Rates), largely driven by the increase in SG&A expenses, partially offset by the increase in gross profit as well as a positive impact from foreign currency translation, as discussed above.

Net interest expense decreased by 9% to €69 M from €76 M, primarily due to refinancing activities (including the issuance of bonds in prior periods at lower interest rates and the repayment of term loans), recognition of interest related to royalty receivables and a release of interest accruals related to uncertain tax treatments, partially offset by a negative impact from foreign currency translation.

Income tax expense decreased to €67 M from €94 M. The effective tax rate increased to 24.0% from 23.6% for the same period of 2021 largely driven by an increase in tax provisions related to tax law changes and an increase in state tax expense in the U.S., partially offset by a higher portion of tax-free income attributable to noncontrolling interests compared to income before income taxes.

Net income attributable to noncontrolling interests decreased by 2% (-8% at Constant Exchange Rates) primarily due to lower earnings in entities in which we have less than 100% ownership, partially offset by a negative impact from foreign currency translation.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 37% (-39% at Constant Exchange Rates) to €157 M from €249 M as a result of the combined effects of the items discussed above.

Basic earnings per share decreased by 37% (-39% at Constant Exchange Rates), primarily due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA described above, partially offset by a positive impact from foreign currency translation. The average weighted number of shares outstanding for the period remained relatively stable at 293.0 M on March 31, 2022 as compared to the prior year period (March 31, 2021: 292.9 M).

We employed 122,635 people (full-time equivalents) as of March 31, 2022 (March 31, 2021: 124,995). This 2% decrease is largely driven by a prior year increase in production staff due to COVID-19 and a reduction in clinical staff as a result of a decrease in patients in certain regions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

The following discussions pertain to our operating and reportable segments and the measures we use to manage these segments.

North America Segment

Performance indicators for the North America Segment

			Change in %
	For the three months ended			Currency
	March 31,			translation	Constant
	2022	2021	As reported	effects	Currency(1)

Revenue in € M	3,171	2,899	9%	7%	2%
Health care services	2,889	2,643	9%	7%	2%
Health care products	282	256	10%	7%	3%
Number of dialysis treatments	7,814,534	7,926,555	(1%)
Same Market Treatment Growth	(2.0%)	(3.0%)
Operating income in € M	304	399	(24%)	5%	(29%)
Operating income margin	9.6%	13.7%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care services revenue increased by 9% (+2% at Constant Exchange Rates), driven by a positive impact from foreign currency translation (+7%), a positive impact from a partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute (+1%) and contributions from acquisitions (+1%). Including the effects from excess mortality rates among patients due to COVID-19, organic growth was flat (0%) as compared to the three months ended March 31, 2021.

Dialysis treatments decreased by 1% largely due to negative Same Market Treatment Growth (-2%), partially offset by contributions from acquisitions (+1%). As of March 31, 2022, 207,238 patients, a decrease of 1% (March 31, 2021: 209,279), were treated in the 2,692 dialysis clinics (March 31, 2021: 2,655) that we own or operate in the North America Segment. Excess mortality rates among patients due to COVID-19 contributed significantly to the decreases in treatments, patients and Same Market Treatment Growth.

Health care product revenue increased by 10% (+3% at Constant Exchange Rates), driven by a positive impact from foreign currency translation, higher sales of in-center disposables, machines for chronic treatment and renal pharmaceuticals, partially offset by lower sales of products for acute care treatments and home hemodialysis products.

Operating income

Operating income decreased by 24% (-29% at Constant Exchange Rates), primarily related to higher personnel expense, an unfavorable impact from excess mortality rates among our patients due to COVID-19, inflationary and supply chain cost increases and costs associated with the FME25 Program, partially offset by a positive impact from a partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute and a favorable impact from foreign currency translation effects.

FRESENIUS MEDICAL CARE AG & Co. KGaA

EMEA Segment

Performance indicators for the EMEA Segment

			Change in %
	For the three months ended			Currency
	March 31,			translation	Constant
	2022	2021	As reported	effects	Currency(1)

Revenue in € M	674	670	1%	(2%)	3%
Health care services	344	332	4%	(1%)	5%
Health care products	330	338	(2%)	(2%)	0%
Number of dialysis treatments	2,437,934	2,441,914	0%
Same Market Treatment Growth	(0.8%)	(2.7%)
Operating income in € M	61	80	(23%)	(4%)	(19%)
Operating income margin	9.1%	11.9%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care service revenue increased by 4% (+5% at Constant Exchange Rates), driven by organic growth (+4%), despite excess mortality rates among patients due to COVID-19, and contributions from acquisitions (+1%), partially offset by a negative impact resulting from foreign currency translation (-1%).

Dialysis treatments remained relatively stable as negative Same Market Treatment Growth (-1%) was mostly offset by contributions from acquisitions (+1%). As of March 31, 2022, 65,973 patients, an increase of 2% (March 31, 2021: 64,978), were treated at the 819 dialysis clinics (March 31, 2021: 809) that we own, operate or manage in the EMEA Segment. Excess mortality rates among patients due to COVID-19 contributed to the decreases in treatments and Same Market Treatment Growth.

Health care product revenue decreased by 2% (remained stable at Constant Exchange Rates), primarily due to lower sales of machines for chronic treatment and a negative impact from foreign currency translation, partially offset by higher sales of in-center disposables and renal pharmaceuticals.

Operating income

Operating income decreased by 23% (-19% at Constant Exchange Rates), mainly due to Impacts Related to the War in Ukraine.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Asia-Pacific Segment

Performance indicators for the Asia-Pacific Segment

			Change in %
	For the three months ended			Currency
	March 31,			translation	Constant
	2022	2021	As reported	effects	Currency(1)

Revenue in € M	507	471	8%	4%	4%
Health care services	236	228	4%	2%	2%
Health care products	271	243	11%	5%	6%
Number of dialysis treatments	1,179,567	1,169,169	1%
Same Market Treatment Growth	1.6%	7.4%
Operating income in € M	99	85	16%	2%	14%
Operating income margin	19.5%	18.1%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care services revenue increased by 4% (+2% at Constant Exchange Rates), driven by a positive impact from foreign currency translation (+2%), contributions from acquisitions (+1%) and organic growth (+1%).

Dialysis treatments increased by 1% mainly due to Same Market Treatment Growth (+2%), partially offset by the effect of closed or sold clinics (-1%). As of March 31, 2022, 33,523 patients, an increase of 1% (March 31, 2021: 33,334) were treated at the 393 dialysis clinics (March 31, 2021: 399) that we own, operate or manage in the Asia-Pacific Segment.

Health care product revenue increased by 11% (+6% at Constant Exchange Rates), mainly due to a positive impact from foreign currency translation, higher sales of products for acute care treatments, in-center disposables and acute cardiopulmonary products.

Operating income

Operating income increased by 16% (+14% at Constant Exchange Rates), primarily due to a gain from the sale of clinics, favorable foreign currency transaction effects and growth within our health care product business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Latin America Segment

Performance indicators for the Latin America Segment

			Change in %
	For the three months ended			Currency
	March 31,			translation	Constant
	2022	2021	As reported	effects	Currency(1)

Revenue in € M	183	159	15%	0%	15%
Health care services	130	115	13%	(2%)	15%
Health care products	53	44	21%	5%	16%
Number of dialysis treatments	1,426,068	1,466,371	(3%)
Same Market Treatment Growth	(1.8%)	2.4%
Operating income in € M	11	7	68%	17%	51%
Operating income margin	6.1%	4.2%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care service revenue increased by 13% (+15% at Constant Exchange Rates), driven by organic growth (+15%), partially offset by a negative impact from foreign currency translation (-2%).

Dialysis treatments decreased by 3% mainly due to negative Same Market Treatment Growth (-2%) and the effect of closed or sold clinics (-1%). As of March 31, 2022, 36,759 patients (March 31, 2021: 36,885), were treated at the 249 dialysis clinics (March 31, 2021: 247) that we own, operate or manage in the Latin America Segment. Excess mortality rates among patients due to COVID-19 contributed to the decreases in treatments and Same Market Treatment Growth.

Health care product revenue increased by 21% (+16% at Constant Exchange Rates), primarily due to higher sales of machines for chronic treatment, a positive impact from foreign currency translation and higher sales of in-center disposables.

Operating income

Operating income increased by 68% (+51% at Constant Exchange Rates), primarily due to favorable foreign currency transaction effects, partially offset by inflationary cost increases.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt and pay dividends (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below) and to satisfy put option obligations to holders of minority interests in certain dialysis clinics and other health care centers we operate (see note 10 of the notes to the consolidated financial statements (unaudited) included in this report).

As of March 31, 2022, our available borrowing capacity under unutilized credit facilities amounted to approximately €2.4 billion, including €2.0 billion under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes.

In our long-term capital management, we focus primarily on the net leverage ratio, a Non-IFRS measure, see “II. Discussion of measures – Non–IFRS measures – Net leverage ratio (Non-IFRS Measure),” above. Our self-set target for the net leverage ratio is 3.0 - 3.5x, which management considers appropriate for the Company. The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of March 31, 2022 and December 31, 2021.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio

		December 31,
	March 31, 2022	2021

Debt and lease liabilities (1)	13,343	13,320
Minus: Cash and cash equivalents	(1,173)	(1,482)
Net debt	12,170	11,838

Net income (2)	1,127	1,219
Income tax expense (2)	326	353
Interest income (2)	(72)	(73)
Interest expense (2)	345	353
Depreciation and amortization (2)	1,611	1,586
Adjustments(2), (3)	173	125
Adjusted EBITDA	3,510	3,563

Net leverage ratio	3.5	3.3

(1)	Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion.
(2)	Last twelve months.
(3)

Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2022: €9 M; 2021: €13 M), non-cash charges, primarily related to pension expense (2022: €50 M; 2021: €49 M), impairment loss (2022: €43 M; 2021: €38 M), as well as costs related to the FME25 Program (2022: € 50M; 2021: €25 M) and the Impacts Related to the War in Ukraine (2022: €21 M).

At March 31, 2022, we had cash and cash equivalents of €1,173 M (December 31, 2021: €1,482 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see “II. Discussion of measures – Non–IFRS measures – Net cash provided by (used in) operating activities in % of revenue” and “ – Free cash flow in % of revenue (Non-IFRS Measure)” above.

The following table shows the cash flow performance indicators for the three months ended March 31, 2022 and 2021 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Cash flow measures

in € M, except where otherwise specified

	For the three months ended
	March 31,
	2022	2021

Revenue	4,548	4,210
Net cash provided by (used in) operating activities	159	208
Capital expenditures	(162)	(184)
Proceeds from sale of property, plant and equipment	2	5
Capital expenditures, net	(160)	(179)
Free cash flow	(1)	29
Net cash provided by (used in) operating activities in % of revenue	3.5%	4.9%
Free cash flow in % of revenue	0.0%	0.7%

Net cash provided by (used in) operating activities

In the first three months of 2022, net cash provided by operating activities was €159 M, compared to €208 M in the first three months of 2021. Net cash provided by operating activities in percent of revenue decreased to 3% for the first three months of 2022 as compared to 5% for 2021. Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in net cash provided by operating activities was mainly driven by the recoupment in the first quarter of 2022 of advanced payments in the amount of $191 M (€170 M) initially received in 2020 under the Medicare Accelerated and Advance Payment Program and a decrease in net income, partially offset by a favorable impact from trade accounts and other receivables from unrelated parties.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 79% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2022, approximately 33% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “I. Overview,” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 5 of the notes to the consolidated financial statements (unaudited) included in this report) as well as from the use of our accounts receivable securitization program (“Accounts Receivable Facility”) and bilateral credit lines. The Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to complete long-term financing arrangements, such as the issuance of bonds.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (“DSO”) of 69 days at March 31, 2022 (December 31, 2021: 62 days).

DSO by segment is calculated by dividing the respective segment’s accounts and other receivables from unrelated parties less contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value-added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, consistent with the respective adjustments in the determination of adjusted EBITDA (see “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure)” above).

FRESENIUS MEDICAL CARE AG & Co. KGaA

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding

in days

	March 31,	December
	2022	31, 2021	Increase/decrease primarily driven by:
North America Segment	58	44	Seasonality in invoicing and CMS’s recoupment of advanced payments received in 2020 under the Medicare Accelerated and Advance Payment Program

EMEA Segment	84	88	Impacts Related to the War in Ukraine and an improvement of payment collections in the region

Asia-Pacific Segment	95	103	Improvement of payment collections in the region

Latin America Segment	126	130	Improvement of payment collections in the region

FMC-AG & Co. KGaA average days sales outstanding	69	62

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 9 of the notes to the consolidated financial statements (unaudited) included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in the first three months of 2022 was €211 M as compared to net cash used in investing activities of €224 M in the comparable period of 2021. The following table shows a breakdown of our investing activities for the first three months of 2022 and 2021:

Cash flows relating to investing activities

in € M

			Acquisitions, investments,
	Capital expenditures, net,		purchases of intangible		Proceeds from divestitures
	including capitalized		assets and investments in		and the sale of debt
	development costs		debt securities		securities

	For the three months ended March 31,
	2022	2021	2022	2021	2022	2021

North America Segment	87	93	57	91	14	72
EMEA Segment	23	24	9	9	—	—
Asia-Pacific Segment	11	10	1	—	—	—
Latin America Segment	5	9	1	—	1	—
Corporate	34	43	11	17	12	—
Total	160	179	79	117	27	72

The majority of our capital expenditures in the first three months of 2022 was used for equipping new clinics and centers, maintaining existing clinics and centers, capitalization of machines provided to our customers, capitalization of certain development costs and IT implementation costs. Capital expenditures accounted for approximately 4% of total revenue in the first three months of 2022 and 2021.

Investments in the first three months of 2022 were primarily comprised of purchases of debt securities and equity investments. Divestitures in the first three months of 2022 were mainly related to the divestment of debt securities. Acquisitions in the first three months of 2022 relate primarily to the purchase of dialysis clinics. Additionally, purchases of intangible assets for the first three months of 2022 related primarily to emission rights certificates.

Investments in the first three months of 2021 were primarily comprised of purchases of debt securities and equity investments. Divestitures in the first three months of 2021 were mainly related to the divestment of debt securities. Acquisitions in the first three months of 2021 relate primarily to the purchase of dialysis clinics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Net cash provided by (used in) financing activities

In the first three months of 2022, net cash used in financing activities was €267 M as compared to net cash used in financing activities of €36 M in the first three months of 2021.

In the first three months of 2022, cash was mainly used in the repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $700 M (€533 M as of the date of issuance) on January 31, 2022, the repayment of short-term debt from unrelated parties (including borrowings under our commercial paper program), the repayment of lease liabilities (including lease liabilities from related parties) and distributions to noncontrolling interests, partially offset by the utilization of the Accounts Receivable Facility, proceeds from long-term debt (including proceeds from the issuance of Schuldschein loans of €225 M) and short-term debt (including short-term debt from related parties). For further information, see note 6 of the notes to the consolidated financial statements (unaudited) included in this report.

In the first three months of 2021, cash was mainly used in the repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $650 M (€473 M as of the date of issuance) and €300 M on February 15, 2021), the repayment of lease liabilities (including lease liabilities from related parties) and distributions to noncontrolling interests, partially offset by proceeds from short-term debt (including borrowings under our commercial paper program).

Balance sheet structure

Total assets as of March 31, 2022 increased by 1% to €34.7 billion as compared to €34.4 billion at December 31, 2021. In addition to a 2% positive impact resulting from foreign currency translation, total assets decreased by 1% to €34.2 billion from €34.4 billion primarily due to a decrease in cash and cash equivalents and right-of-use assets, partially offset by increased trade accounts and other receivables from unrelated parties related to timing of payments.

Current assets as a percent of total assets remained stable at 23% at March 31, 2022 as compared to December 31, 2021. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased to 42% at March 31, 2022 as compared to 41% at December 31, 2021, primarily driven by an increase in equity from currency translation and net income attributable to shareholders of FMC-AG & Co. KGaA, as well as a decrease in current provisions and other current liabilities, and short-term debt, partially offset by an increase in long-term debt (including the current portion). ROIC decreased to 4.3% at March 31, 2022 as compared to 4.9% at December 31, 2021. For further information on ROIC, see “II. Discussion of measures – Non–IFRS measures – Return on invested capital (ROIC) (Non-IFRS Measure)” above.

Report on post-balance sheet date events

Refer to note 12 in the notes to the consolidated financial statements (unaudited) included in this report.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands (“THOUS”), except per share data

		For the three months
		ended March 31,
	Note	2022	2021
Revenue:
Health care services	2a	3,606,807	3,325,459
Health care products	2a	941,562	884,666
		4,548,369	4,210,125

Costs of revenue:
Health care services		2,816,229	2,568,382
Health care products		474,045	435,086
		3,290,274	3,003,468

Gross profit		1,258,095	1,206,657

Operating (income) expenses:
Selling, general and administrative		871,241	711,515
Research and development	2b	49,673	48,645
Income from equity method investees	11	(10,487)	(27,756)
Operating income		347,668	474,253

Other (income) expense:
Interest income		(14,112)	(15,256)
Interest expense		83,209	91,328
Income before income taxes		278,571	398,181
Income tax expense		66,765	93,847
Net income		211,806	304,334
Net income attributable to noncontrolling interests		54,445	55,388
Net income attributable to shareholders of FMC-AG & Co. KGaA		157,361	248,946
Basic earnings per share	2c	0.54	0.85
Diluted earnings per share	2c	0.54	0.85

See accompanying notes to the unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € THOUS

	For the three months
	ended March 31,
	2022	2021

Net income	211,806	304,334
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees - share of OCI	(12,460)	(7,432)
FVOCI equity investments	8,667	5,856
Actuarial gain (loss) on defined benefit pension plans	143,186	54,302
Income tax (expense) benefit related to components of other comprehensive income not reclassified	(43,040)	(16,956)
	96,353	35,770
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	285,337	545,796
FVOCI debt securities	(18,989)	(9,925)
Gain (loss) related to cash flow hedges	1,600	(1,766)
Cost of hedging	767	84
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	2,688	2,118
	271,403	536,307

Other comprehensive income (loss), net of tax	367,756	572,077
Total comprehensive income	579,562	876,411
Comprehensive income attributable to noncontrolling interests	79,467	103,981
Comprehensive income (loss) attributable to shareholders of FMC-AG & Co. KGaA	500,095	772,430

See accompanying notes to the unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

(unaudited)

Consolidated balance sheets

in € THOUS, except share data

	Note	March 31, 2022	December 31, 2021

Assets
Cash and cash equivalents		1,173,342	1,481,655
Trade accounts and other receivables from unrelated parties		3,707,487	3,409,061
Accounts receivable from related parties	3	183,331	162,361
Inventories	4	2,136,961	2,038,014
Other current assets		838,272	876,151
Total current assets		8,039,393	7,967,242

Property, plant and equipment		4,236,189	4,235,027
Right-of-use assets		4,274,265	4,316,440
Intangible assets		1,480,421	1,459,393
Goodwill		14,628,709	14,361,577
Deferred taxes		299,415	315,360
Investment in equity method investees	11	798,947	786,905
Other non-current assets		966,787	924,614
Total non-current assets		26,684,733	26,399,316
Total assets		34,724,126	34,366,558

Liabilities
Accounts payable to unrelated parties		790,236	736,069
Accounts payable to related parties	3	70,032	121,457
Current provisions and other current liabilities		3,515,830	3,676,875
Short-term debt from unrelated parties	5	969,715	1,178,353
Short-term debt from related parties	5	145,500	77,500
Current portion of long-term debt	6	58,724	667,966
Current portion of lease liabilities from unrelated parties		649,871	639,947
Current portion of lease liabilities from related parties	3	22,364	21,631
Income tax liabilities		155,180	137,836
Total current liabilities		6,377,452	7,257,634

Long-term debt, less current portion	6	7,451,786	6,646,949
Lease liabilities from unrelated parties, less current portion		3,951,297	3,990,153
Lease liabilities from related parties, less current portion	3	94,115	97,650
Non-current provisions and other non-current liabilities		721,015	707,563
Pension liabilities		654,074	782,622
Income tax liabilities		38,715	36,498
Deferred taxes		896,380	868,452
Total non-current liabilities		13,807,382	13,129,887
Total liabilities		20,184,834	20,387,521

Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 293,027,279 issued and outstanding as of March 31, 2022 (December 31, 2021: 293,004,339)		293,027	293,004
Additional paid-in capital		2,891,737	2,891,276
Retained earnings		11,027,178	10,826,140
Accumulated other comprehensive income (loss)		(977,445)	(1,311,637)
Total FMC-AG & Co. KGaA shareholders' equity		13,234,497	12,698,783
Noncontrolling interests		1,304,795	1,280,254
Total equity		14,539,292	13,979,037
Total liabilities and equity		34,724,126	34,366,558

See accompanying notes to the unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € THOUS

		For the three months ended
		March 31,
	Note	2022	2021
Operating activities
Net income		211,806	304,334

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	11	418,957	388,202
Change in deferred taxes, net		(9,295)	(6,054)
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(3,636)	(8,024)
Income from equity method investees	11	(10,487)	(27,756)
Interest expense, net		69,097	76,072
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(232,854)	(476,560)
Inventories		(62,058)	(41,423)
Other current and non-current assets		57,848	170,572
Accounts receivable from related parties		(17,641)	(3,964)
Accounts payable to related parties		(53,197)	6,237
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		(161,688)	(111,529)
Income tax liabilities		61,891	67,610
Received dividends from investments in equity method investees		297	1,075
Paid interest		(79,484)	(104,607)
Received interest		13,442	15,256
Paid income taxes		(44,301)	(41,793)
Net cash provided by (used in) operating activities		158,697	207,648

Investing activities
Purchases of property, plant and equipment and capitalized development costs		(162,086)	(184,301)
Acquisitions, net of cash acquired, investments and purchases of intangible assets		(36,227)	(106,489)
Investments in debt securities		(42,665)	(10,739)
Proceeds from sale of property, plant and equipment		2,232	5,376
Proceeds from divestitures		13,961	1,841
Proceeds from sale of debt securities		13,469	70,259
Net cash provided by (used in) investing activities		(211,316)	(224,053)

Financing activities
Proceeds from short-term debt from unrelated parties		112,262	1,070,531
Repayments of short-term debt from unrelated parties		(324,342)	(8,593)
Proceeds from short-term debt from related parties		68,000	—
Repayments of short-term debt from related parties		—	(2,606)
Proceeds from long-term debt		233,362	9,693
Repayments of long-term debt		(640,088)	(888,215)
Repayments of lease liabilities from unrelated parties		(175,294)	(164,249)
Repayments of lease liabilities from related parties		(5,544)	(5,144)
Increase (decrease) of accounts receivable facility		520,202	12,450
Proceeds from exercise of stock options		792	575
Distributions to noncontrolling interests		(66,410)	(69,523)
Contributions from noncontrolling interests		10,419	9,166
Net cash provided by (used in) financing activities		(266,641)	(35,915)
Effect of exchange rate changes on cash and cash equivalents		10,947	44,259
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(308,313)	(8,061)
Cash and cash equivalents at beginning of period		1,481,655	1,081,539
Cash and cash equivalents at end of period		1,173,342	1,073,478

See accompanying notes to the unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders´ equity

For the three months ended March 31, 2022 and 2021 (unaudited)

Consolidated statements of shareholders’ equity

in € THOUS, except share data

		Ordinary shares				Accumulated other comprehensive income
										Total FMC-AG
				Additional		Foreign	Cash			& Co. KGaA
		Number of	No par	paid in	Retained	currency	flow		Fair value	shareholders'	Non-controlling
	Note	shares	value	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity
Balance at December 31, 2020		292,876,570	292,877	2,872,630	10,254,913	(1,936,713)	(7,706)	(346,282)	85,361	11,215,080	1,116,230	12,331,310
Proceeds from exercise of options and related tax effects		11,575	11	431	—	—	—	—	—	442	—	442
Purchase/ sale of noncontrolling interests		—	—	13,976	—	—	—	—	—	13,976	28,545	42,521
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(47,175)	(47,175)
Put option liabilities	10	—	—	—	(3,853)	—	—	—	—	(3,853)	—	(3,853)
Net Income		—	—	—	248,946	—	—	—	—	248,946	55,388	304,334
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	504,179	(380)	(6,498)	(98)	497,203	48,593	545,796
Cash flow hedges, net of related tax effects		—	—	—	—	—	(1,195)	—	—	(1,195)	—	(1,195)
Pensions, net of related tax effects		—	—	—	—	—	—	38,877	—	38,877	—	38,877
Fair value changes		—	—	—	—	—	—	—	(11,401)	(11,401)	—	(11,401)
Comprehensive income		—	—	—	—	—	—	—	—	772,430	103,981	876,411
Balance at March 31, 2021		292,888,145	292,888	2,887,037	10,500,006	(1,432,534)	(9,281)	(313,903)	73,862	11,998,075	1,201,581	13,199,656
Balance at December 31, 2021		293,004,339	293,004	2,891,276	10,826,140	(982,506)	(9,115)	(369,998)	49,982	12,698,783	1,280,254	13,979,037
Proceeds from exercise of options and related tax effects		22,940	23	1,151	—	—	—	—	—	1,174	—	1,174
Purchase/ sale of noncontrolling interests		—	—	(690)	—	—	—	—	—	(690)	497	(193)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(55,423)	(55,423)
Put option liabilities	10	—	—	—	35,135	—	—	—	—	35,135	—	35,135
Transfer of cumulative gains/losses of equity investments		—	—	—	8,542	—	—	—	(8,542)	—	—	—
Net Income		—	—	—	157,361	—	—	—	—	157,361	54,445	211,806
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	263,402	(170)	(3,161)	244	260,315	25,022	285,337
Cash flow hedges, net of related tax effects		—	—	—	—	—	1,683	—	—	1,683	—	1,683
Pensions, net of related tax effects		—	—	—	—	—	—	100,271	—	100,271	—	100,271
Fair value changes		—	—	—	—	—	—	—	(19,535)	(19,535)	—	(19,535)
Comprehensive income		—	—	—	—	—	—	—	—	500,095	79,467	579,562
Balance at March 31, 2022		293,027,279	293,027	2,891,737	11,027,178	(719,104)	(7,602)	(272,888)	22,149	13,234,497	1,304,795	14,539,292

See accompanying notes to the unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1.    The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. The Company provides dialysis care and related services to persons who suffer from End-Stage Kidney Disease (“ESKD”), as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products. The Company’s health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, and acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

In these unaudited notes, “FMC-AG & Co. KGaA,” the “Company” or the “Group” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management AG” and the “General Partner” refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA’s general partner and is wholly owned by Fresenius SE. “Management Board” refers to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” refers to the supervisory board of FMC-AG & Co. KGaA. The term “North America Segment” refers to the North America operating segment, the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to the Asia-Pacific operating segment, and the term “Latin America Segment” refers to the Latin America operating segment. For further discussion of the Company’s operating and reportable segments, see note 11.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s quarterly reports furnished under cover of Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), using the euro as the Company’s reporting and functional currency.

The quarterly financial report is prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, and contains condensed financial statements, in that it does not include all of the notes that would be required in a complete set of financial statements, but rather selected explanatory notes. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”) in accordance with IAS 1, Presentation of Financial Statements. During the first quarter of 2022, the Company adopted an accounting policy, specifically in relation to emission certificates which are recognized as intangible assets with an infinite useful life and initially measured at cost.

The consolidated financial statements at March 31, 2022 and for the three-months ended March 31, 2022 and 2021 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2021 Form 20-F. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), in its Argentine and Lebanese subsidiaries due to inflation in these countries. Going forward, the Company will apply IAS 29 to its operations in Turkey, beginning in the second quarter of 2022. The Company expects that the loss on net monetary position related to its business in Turkey during the second quarter of 2022 will be immaterial. The table below details the specific inputs used to calculate the loss on net monetary position on a country-specific basis for the three months ended March 31, 2022.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Inputs for the calculation of losses on net monetary positions

	Argentina	Lebanon
Date of IAS 29 initial application	July 1, 2018	December 31, 2020
Consumer price index	Índice de precios al consumidor	Central Administration of Statistics
Index at March 31, 2022	676.1	1,019.8
Calendar year increase	16%	11%
Loss on net monetary position in € THOUS	11,380	475

The effective tax rates of 24.0% and 23.6% for the three months ended March 31, 2022 and 2021, respectively, are recognized on the basis of the best estimate made for the weighted average annual income tax rate expected for the full year and applied to income before income taxes reported in the interim financial statements.

The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results of operations for the year ending December 31, 2022.

At the end of February 2022, Russia invaded Ukraine, triggering sanctions by various countries against Russia. The resulting uncertainties created volatility in capital markets and led to inflationary pressure, especially as it relates to certain raw material and energy costs. As of March 31, 2022, the Company’s assets in Russia and Ukraine totaled less than 1% of the Company’s total assets. The Company assessed the impacts on its operations and determined them not to be material at this point in time, but continues to monitor the situation.

On March 21, the Company announced that it had entered into an agreement to create a company that combines Fresenius Health Partners, Inc., the value-based care division of Fresenius Medical Care North America, with InterWell Health LLC, a physician organization driving innovation in the kidney care space in the U.S., and Cricket Health, Inc., a U.S. provider of value-based kidney care with a patient engagement and data platform. The business combination brings together Fresenius Health Partners’ expertise in kidney care value-based contracting and performance, InterWell Health’s clinical care models and network of 1,600 nephrologists and Cricket Health’s tech-enabled care model that utilizes its proprietary informatics, StageSmart™ and patient engagement platforms to create an entity targeting the management of care for more than 270,000 people with kidney disease by 2025 and to manage around $11 billion (€10 billion) in medical costs in the same year. The closing of the transaction is subject to regulatory review and, if successful, the new entity will be consolidated into the Company’s operating results.

On May 4, 2022, the Management Board authorized the issuance of the Company’s unaudited consolidated financial statements.

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the three months ended March 31, 2022 in conformity with IFRS that have to be applied for the interim periods starting on or after January 1, 2022. In the three months ended March 31, 2022, there were no recently implemented accounting pronouncements that had a material effect on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standard which is relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. In June 2020 and December 2021, further amendments were published. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. On June 25, 2020, the IASB issued amendments to IFRS 17, which among others, defer the effective date to fiscal years beginning on or after January 1, 2023. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

In the Company’s view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

2.    Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statements of income for the three months ended March 31, 2022 and 2021:

Revenue

in € THOUS

	For the three months ended
	March 31,
	2022			2021
	Revenue from			Revenue from
	contracts with	Other		contracts with	Other
	customers	revenue	Total	customers	revenue	Total

Health care services	3,492,515	114,292	3,606,807	3,233,136	92,323	3,325,459
Health care products	911,982	29,580	941,562	849,620	35,046	884,666
Total	4,404,497	143,872	4,548,369	4,082,756	127,369	4,210,125

b)    Research and development expenses

Research and development expenses of €49,673 for the three months ended March 31, 2022 (for the three months ended March 31, 2021: €48,645) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €2,066 (for the three months ended March 31, 2021: €1,302).

c)    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three months ended March 31, 2022 and 2021:

Reconciliation of basic and diluted earnings per share

in € THOUS, except share and per share data

	For the three months ended
	March 31,
	2022	2021
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	157,361	248,946

Denominators:
Weighted average number of shares outstanding	293,007,109	292,878,085
Potentially dilutive shares	71,206	131,477

Basic earnings per share	0.54	0.85
Diluted earnings per share	0.54	0.85

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

d)    Impacts of severe acute respiratory syndrome coronavirus 2 (“COVID-19”)

The Company provides life-sustaining dialysis treatments and other critical health care services and products to patients. The Company’s patients need regular and frequent dialysis treatments, or else they face significant adverse health consequences that could result in hospitalization or death. To be able to continue care for its patients in light of COVID-19, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, to protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, partially offset by increased demand for its services and products in other parts. Various governments in regions in which the Company operates have provided economic assistance programs to address the consequences of the pandemic on companies and support health care providers and patients.

The Company recorded €18,191 and €7,228 for the three months ended March 31, 2022 and March 31, 2021, respectively, within the statement of profit and loss for government grants in various regions in which it operates. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns.

The remaining amount of U.S. government grants received recorded in deferred income was $46,078 (€41,079) and $62,176 (€54,897) at March 31, 2022 and December 31, 2021, respectively. The Company also recorded a contract liability for advance payments received under the Center for Medicare and Medicaid (“CMS”) Accelerated and Advance Payment program which is currently recorded within current provisions and other current liabilities. Contract liabilities related to the CMS Accelerated and Advance Payment program were $251,904 (€226,920) and $442,568 (€390,754) as of March 31, 2022 and December 31, 2021, respectively.

3.    Related party transactions

Fresenius SE is the Company’s largest shareholder and owns 32.2% of the Company’s outstanding shares at March 31, 2022. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. The Company’s related party transactions are settled through Fresenius SE’s cash management system where appropriate.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company also provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (“FMCH”) purchases heparin supplied by Fresenius Kabi USA, Inc. (“Kabi USA”), through an independent group purchasing organization (“GPO”). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Under the CMS Comprehensive End-Stage Renal Disease (“ESRD”) Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (“ESCOs”) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESKD patients while lowering CMS’s costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees.

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	For the three months ended		For the three months ended
	March 31, 2022		March 31, 2021		March 31, 2022		December 31, 2021
	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	26	12,752	34	8,286	15	3,821	—	6,707
Fresenius SE affiliates	967	24,057	979	24,016	730	6,514	1,544	8,041
Equity method investees	25,174	—	10,229	—	158,297	—	131,661	—
Total	26,167	36,809	11,242	32,302	159,042	10,335	133,205	14,748

Products
Fresenius SE affiliates	14,546	9,121	11,632	7,867	14,600	5,807	13,487	6,000
Equity method investees	—	86,622	—	106,002	—	47,199	—	76,444
Total	14,546	95,743	11,632	113,869	14,600	53,006	13,487	82,444

(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €16,535 and €12,911 at March 31, 2022 and December 31, 2021, respectively.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2029.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € THOUS

	For the three months ended March 31, 2022			For the three months ended March 31, 2021			March 31, 2022		December 31, 2021
		Interest	Lease		Interest	Lease	Right-of-use	Lease	Right-of-use	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense (1)	asset	liability	asset	liability
Fresenius SE	1,957	135	370	1,979	170	345	46,837	48,876	48,794	50,997
Fresenius SE affiliates	3,625	95	—	3,280	290	37	67,208	67,603	68,181	68,284
Total	5,582	230	370	5,259	460	382	114,045	116,479	116,975	119,281

(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

c)    Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of March 31, 2022 and December 31, 2021, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €4,468 and €14,900, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009 and November 28, 2013, the Company borrowed €1,500 and €1,500, respectively, from the General Partner. The loan repayments were extended periodically and combined into a single borrowing during 2022. The loan repayment is currently due on April 21, 2027 with an interest rate of 1.3348%.

At March 31, 2022 and December 31, 2021, the Company borrowed from Fresenius SE in the amount of €142,500 at an interest rate of 0.6% and €74,500 on an unsecured basis at an interest rate of 0.6%, respectively. For further information on this loan agreement, see note 5.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

d)    Key management personnel

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €8,178 and €8,783 for its management services during the three months ended March 31, 2022 and 2021, respectively. As of March 31, 2022 and December 31, 2021, the Company had accounts receivable from the General Partner in the amount of €5,221 and €769, respectively. As of March 31, 2022 and December 31, 2021, the Company had accounts payable to the General Partner in the amount of €6,691 and €24,265, respectively.

4.   Inventories

At March 31, 2022 and December 31, 2021, inventories consisted of the following:

Inventories

in € THOUS

	March 31,	December 31,
	2022	2021

Finished goods	1,294,189	1,233,197
Health care supplies	459,215	452,073
Raw materials and purchased components	264,614	247,478
Work in process	118,943	105,266
Inventories	2,136,961	2,038,014

5.    Short-term debt

At March 31, 2022 and December 31, 2021, short-term debt consisted of the following:

Short-term debt

in € THOUS

	March 31,	December 31,
	2022	2021
Commercial paper program	555,687	715,153
Borrowings under lines of credit	413,946	463,091
Other	82	109
Short-term debt from unrelated parties	969,715	1,178,353
Short-term debt from related parties (see note 3 c)	145,500	77,500
Short-term debt	1,115,215	1,255,853

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At March 31, 2022 and December 31, 2021, cash and borrowings under lines of credit in the amount of €102,132 and €116,538, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of March 31, 2022 was €1,275,474 (December 31, 2021: €1,598,193) and short-term debt from unrelated parties was €1,071,847 (December 31, 2021: €1,294,891).

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,500,000 can be issued. At March 31, 2022, the outstanding commercial paper amounted to €555,500 (December 31, 2021: €715,000).

Short-term debt from related parties

The Company and FMCH are parties to an unsecured loan agreement, as borrowers, with Fresenius SE, as lender, under which the Company and FMCH may request and receive one or more short-term advances up to an aggregate amount of €600,000 until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 3 c).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

6.    Long-term debt

As of March 31, 2022 and December 31, 2021, long-term debt consisted of the following:

Long-term debt

in € THOUS

	March 31,	December 31,
	2022	2021

Schuldschein loans	224,561	—
Bonds	6,514,611	7,071,259
Accounts Receivable Facility	525,231	—
Other	246,107	243,656
Long-term debt	7,510,510	7,314,915
Less current portion	(58,724)	(667,966)
Long-term debt, less current portion	7,451,786	6,646,949

Schuldschein loans

On February 14, 2022, the Company issued €25,000 and €200,000 tranches of Schuldschein loans with maturities of 5 and 7 years, respectively, at variable interest rates. The proceeds were used for general corporate purposes including refinancing of existing liabilities.

Bonds

The bonds issued by Fresenius Medical Care US Finance II, Inc. in the amount of $700,000 (€532,522 as of the date of issuance on January 26, 2012) were redeemed at maturity on January 31, 2022.

Accounts Receivable Facility

On August 11, 2021, the Company amended and restated its accounts receivable securitization program (“Accounts Receivable Facility”), extending it until August 11, 2024. The maximum capacity, $900,000 (€768,049 at August 11, 2021), remains unchanged under the restated Accounts Receivable Facility.

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at March 31, 2022 and December 31, 2021:

Accounts Receivable Facility - maximum amount available and balance outstanding in THOUS

	Maximum amount available		Balance outstanding
	March 31, 2022 (1)		March 31, 2022 (2)

Accounts Receivable Facility	$900,000	€810,738	$583,500	€525,628

	Maximum amount available		Balance outstanding
	December 31, 2021 (1)		December 31, 2021 (2)

Accounts Receivable Facility	$900,000	€794,632	$—	€—

(1)	Subject to availability of sufficient accounts receivable meeting funding criteria.
(2)	Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $12,532 and $12,532 (€11,289 and €11,065) at March 31, 2022 and December 31, 2021, respectively. These letters of credit are not included above as part of the balance outstanding at March 31, 2022 and December 31, 2021. However, the letters reduce available borrowings under the Accounts Receivable Facility.

Credit facilities

The Company entered into a €2,000,000 sustainability-linked syndicated revolving credit facility (“Syndicated Credit Facility”) in July 2021 which serves as a back-up line for general corporate purposes. As of March 31, 2022, the Syndicated Credit Facility was undrawn.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

7.    Capital management

As of March 31, 2022 and December 31, 2021 total equity in percent of total assets was 41.9% and 40.7%, respectively, and debt and lease liabilities in percent of total assets was 38.4% and 38.8%, respectively.

The Company’s financing structure and business model are reflected in the investment grade ratings. The Company is rated investment grade by Standard & Poor’s, Moody’s and Fitch.

Rating (1)

	Standard & Poor´s	Moody´s	Fitch

Corporate credit rating	BBB	Baa3	BBB-
Outlook	stable	stable	stable

(1)	A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

8.    Share-based plans

On March 1, 2022, 212,715 performance shares with a total fair value of €11,182 were allocated under the Management Board Long Term Incentive Plan 2020 to the members of the Management Board and to senior members of the Company’s managerial staff who serve on the Company’s Executive Committee (“Executive Committee”). Of this number, 153,072 performance shares with a total fair value of €8,058 relate to members of the Management Board and 59,643 performance shares with a total fair value of €3,124 relate to members of the Executive Committee. These amounts will be amortized over the three-year vesting period. The weighted average fair value per performance share at the allocation date was €52.57.

9.    Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss is not probable and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the U.S. Foreign Corrupt Practices Act (“FCPA”) or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company’s products business in countries outside the United States.

On March 29, 2019, the Company entered into a non-prosecution agreement (“NPA”) with the DOJ and a separate agreement with the SEC (“SEC Order”) intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. Both agreements included terms starting August 2, 2019. The DOJ NPA and SEC Order are both scheduled to terminate on December 31, 2022. In 2019, the Company paid a combined total in penalties and disgorgement of approximately $231,715 (€205,854) to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the resolution, the Company agreed to certain self-reporting obligations and to retain an independent compliance monitor. Due in part to COVID-19 pandemic restrictions, the monitorship program faced certain delays, but the Company is working to complete all its obligations under the resolution with the DOJ and SEC in 2022.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company’s and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company’s remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Personal injury and related litigation involving FMCH’s acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. FMCH’s insurers agreed to the settlement in 2017 of personal injury litigation and funded $220,000 (€179,284) of the settlement fund under a reciprocal reservation of rights. FMCH accrued a net expense of $60,000 (€48,896) in connection with the settlement, including legal fees and other anticipated costs. Following the settlement, FMCH’s insurers in the AIG group initiated litigation against FMCH seeking to be indemnified by FMCH for their $220,000 (€179,284) outlay and FMCH initiated litigation against the AIG group to recover defense and indemnification costs FMCH had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County).

Discovery in the litigation is complete. The AIG group abandoned certain of its coverage claims and submitted expert reports on damages asserting that, if AIG prevails on all its remaining claims, it should recover $60,000 (€48,896). FMCH contests all of AIG’s claims and submitted expert reports supporting rights to recover $108,000 (€88,012) from AIG, in addition to the $220,000 (€179,284) already funded. A trial date has not been set in the matter.

In August 2014, FMCH received a subpoena from the United States Attorney’s Office (“USAO”) for the District of Maryland inquiring into FMCH’s contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. On August 27, 2020, after the USAO declined to pursue the matter by intervening, the United States District Court for Maryland unsealed a 2014 relator’s qui tam complaint that gave rise to the investigation. The relator thereafter served the complaint and proceeded on his own in part by filing an amended complaint making broad allegations about financial relationships between FMCH and nephrologists. FMCH’s motion to dismiss the amended complaint remains pending. On October 5, 2021, the District Court for Maryland granted FMCH’s motion to transfer the case to the United States District Court for Massachusetts, where the litigation continues. Flanagan v. Fresenius Medical Care Holdings, Inc., 1:21-cv-11627.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty’s Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH’s acquisition of Liberty. Hawaii v. Liberty Dialysis—Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii’s contracted administrator for its Medicaid program reimbursement operations during the relevant period. With discovery concluded, the State has specified that its demands for relief relate to $7,700 (€6,275) in overpayments on approximately twenty thousand “claims” submitted by Liberty. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State’s False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State’s recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation has been postponed because of COVID-19-related administrative issues and has been rescheduled for August 2022.

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH’s participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH has cooperated in the Denver USAO investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between FMCH and physician groups.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH’s involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). The District Court unsealed the complaint, allowing the relator to proceed on its own. On August 3, 2021, the District Court granted FMCH’s motion to dismiss the relator’s amended complaint, dismissed the case with prejudice and declined to allow further amendment. On August 27, 2021, the relator appealed to the United States Court of Appeals for the Second Circuit.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by FMCH’s subsidiary Azura Vascular Care for a period beginning after FMCH’s acquisition of American Access Care LLC (“AAC”) in October 2011. FMCH is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

procedures performed at Azura facilities were medically unnecessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. (“Shiel”), which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee’s conduct is expected to result in demands for FMCH to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. FMCH contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the Quest Diagnostics sale agreement, FMCH retains responsibility for responding to the Brooklyn investigation and for liabilities arising from conduct occurring after its 2013 acquisition of Shiel and prior to its sale of Shiel to Quest Diagnostics. FMCH is cooperating in the investigation.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, “VFMCRP”) (see note 3), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, “Lupin”), and Teva Pharmaceuticals USA, Inc. (“Teva”) in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-MN, “first complaint”). The patent infringement action is in response to Lupin and Teva’s filings of Abbreviated New Drug Applications (“ANDA”) with the U.S. Food and Drug Administration (“FDA”) for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (specifically, up to July 29, 2020 for Lupin’s ANDA; and August 6, 2020 for Teva’s ANDA. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, “Annora”), in the U.S. District Court for the District of Delaware on December 17, 2018. The case was settled among the parties, thus terminating the court action on August 4, 2020. On May 26, 2020, VFMCRP filed a further complaint for patent infringement against Lupin in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00697-MN) in response to Lupin’s ANDA for a generic version of Velphoro® and on the basis of a newly listed patent in the Orange Book. On July 6, 2020, VFMCRP filed an additional complaint for patent infringement against Lupin and Teva in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00911-MN, “second complaint”) in response to the companies’ ANDA for generic versions of Velphoro® and on the basis of two newly listed patents in the Orange Book. All cases involving Lupin as defendant were settled among the parties, thus terminating the corresponding court actions on December 18, 2020. In relation to the remaining pending cases and the defendant Teva, trial took place for the first complaint between January 19 and 22, 2021. Another patent newly listed in the Orange Book was added to the second complaint on June 23, 2021. Trial is scheduled for the second complaint for June 2022.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. (“DaVita”) involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH cooperated in the investigation.

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or “crosswalking” of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed its position) and litigation is continuing. The court has not yet set a date for trial in this matter. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

On August 21, 2020, FMCH was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that FMCH owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be related

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

to an ongoing investigation of alleged upcoding in the urgent care industry, which has resulted in certain published settlements under the federal False Claims Act. FMCH is cooperating in the investigation.

In February 2022, the Company received a formal request for information from the Hessen Data Protection Authority (“Hessischer Beauftragter für Datenschutz und Informationsfreiheit” or “HBDI”). The information request relates to specific data processing functions of a few of the Company’s peritoneal dialysis devices. The Company is committed to comply with the HBDI’s request and cooperate with them, and it is working to provide the relevant information.

On March 20 and April 12, 2022, respectively, an attorney employed as general counsel for the Company’s North American division from 2013 to 2016 filed a complaint with the Occupational Safety and Health Administration (“OSHA”) under the Sarbanes-Oxley Act of 2002 and other anti-retaliation statutes, and a civil lawsuit in Suffolk County, Massachusetts seeking compensation for personnel management decisions allegedly adverse to him. OSHA Case No. 1-076-22-049; Kott v. National Medical Care, Inc., Case No. 22-802 (Superior Court, Suffolk County, Mass.).

The plaintiff alleges in support of his demands for compensation that he was transferred to a subordinate position in the global legal department, and subsequently terminated from employment as part of the FME 25 reorganization, in retaliation for legal advice he provided with respect to a licensing agreement with DaVita relating to pharmaceutical operations and products. The DaVita licensing agreement expired by its terms in 2017.

As previously disclosed in the Company’s financial statements, the United States Department of Justice has reviewed multiple aspects of the DaVita contract in question, including those relevant to the plaintiff’s allegations. No enforcement action has resulted against the Company.

Other bases of retaliation alleged by the plaintiff implicate internal personnel and privacy protection concerns that do not impact ongoing operations, and on which the Company does not comment.

On April 21, 2022, the U.S. FDA recommended that FMCH temporarily pause shipping of new dialysis machines in the United States. FMCH has accepted the recommendation and will not resume shipping before notifying the FDA. The temporary pause implicates a machine component that was already scheduled to be replaced later in 2022.

The FDA’s recommendation was made in the course of implementing a bio-compatibility risk assessment process recently recommended by the FDA, and voluntarily initiated by FMCH, that allows the FDA and medical device manufacturers to explore previously unknown or unaddressed bio-compatibility risks for which there is otherwise no reporting requirement before administrative actions, if any, are deemed appropriate or necessary.

In light of the already-scheduled component replacement and the availability of excess machine capacity resulting from the COVID-19 pandemic, the Company does not expect the temporary shipping pause to have a material financial impact.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny.The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to one pending FDA warning letter and is awaiting confirmation as to whether the letter is now closed. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation and or other similar laws (“Data Protection Laws”) when there has been impermissible use, access, or disclosure of unsecured personal data or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013. The Company has defended its position and will avail itself of appropriate remedies. The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

10.    Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at March 31, 2022 and December 31, 2021:

Carrying amount and fair value of financial instruments

in € THOUS

March 31, 2022	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	989,802	183,540	—	—	1,173,342	183,540	—	—
Trade accounts and other receivables from unrelated parties	3,625,538	—	—	81,949	3,707,487	—	—	—
Accounts receivable from related parties	183,331	—	—	—	183,331	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	2,662	2,662	—	2,662	—
Derivatives - not designated as hedging instruments	—	2,963	—	—	2,963	—	2,963	—
Equity investments	—	178,394	65,563	—	243,957	122,201	70,400	51,356
Debt securities	—	96,319	344,034	—	440,353	436,045	4,308	—
Other financial assets(1)	142,899	—	—	132,070	274,969	—	—	—
Other current and non-current assets	142,899	277,676	409,597	134,732	964,904	—	—	—
Financial assets	4,941,570	461,216	409,597	216,681	6,029,064	—	—	—

Accounts payable to unrelated parties	790,236	—	—	—	790,236	—	—	—
Accounts payable to related parties	70,032	—	—	—	70,032	—	—	—
Short-term debt	1,115,215	—	—	—	1,115,215	—	—	—
Long-term debt	7,510,510	—	—	—	7,510,510	6,273,843	996,295	—
Lease liabilities	—	—	—	4,717,647	4,717,647	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,372	4,372	—	4,372	—
Derivatives - not designated as hedging instruments	—	40,919	—	—	40,919	—	40,919	—
Variable payments outstanding for acquisitions	—	46,181	—	—	46,181	—	—	46,181
Put option liabilities	—	—	—	976,131	976,131	—	—	976,131
Other financial liabilities(2)	999,322	—	—	—	999,322	—	—	—
Other current and non-current liabilities	999,322	87,100	—	980,503	2,066,925	—	—	—
Financial liabilities	10,485,315	87,100	—	5,698,150	16,270,565	—	—	—

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments

in € THOUS

December 31, 2021	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	989,257	492,398	—	—	1,481,655	492,398	—	—
Trade accounts and other receivables from unrelated parties	3,328,720	—	—	80,341	3,409,061	—	—	—
Accounts receivable from related parties	162,361	—	—	—	162,361	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	579	579	—	579	—
Derivatives - not designated as hedging instruments	—	2,846	—	—	2,846	—	2,846	—
Equity investments	—	174,884	69,595	—	244,479	121,643	72,157	50,679
Debt securities	—	95,417	327,078	—	422,495	418,196	4,299	—
Other financial assets(1)	137,358	—	—	130,859	268,217	—	—	—
Other current and non-current assets	137,358	273,147	396,673	131,438	938,616	—	—	—
Financial assets	4,617,696	765,545	396,673	211,779	5,991,693	—	—	—

Accounts payable to unrelated parties	736,069	—	—	—	736,069	—	—	—
Accounts payable to related parties	121,457	—	—	—	121,457	—	—	—
Short-term debt	1,255,853	—	—	—	1,255,853	—	—	—
Long-term debt	7,314,915	—	—	—	7,314,915	7,246,019	243,656	—
Lease liabilities	—	—	—	4,749,381	4,749,381	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,490	4,490	—	4,490	—
Derivatives - not designated as hedging instruments	—	21,428	—	—	21,428	—	21,428	—
Variable payments outstanding for acquisitions	—	47,690	—	—	47,690	—	—	47,690
Put option liabilities	—	—	—	992,423	992,423	—	—	992,423
Other financial liabilities(2)	965,663	—	—	—	965,663	—	—	—
Other current and non-current liabilities	965,663	69,118	—	996,913	2,031,694	—	—	—
Financial liabilities	10,393,957	69,118	—	5,746,294	16,209,369	—	—	—

(1)    As of March 31, 2022 and December 31, 2021, other financial assets primarily include lease receivables, deposits, guarantees, securities, vendor and supplier rebates as well as notes receivable.

(2)    As of March 31, 2022 and December 31, 2021, other financial liabilities primarily include receivable credit balances and goods and services received.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets as well as accounts payable to unrelated parties, accounts payable to related parties, short-term debt and other financial liabilities. Transfers between levels of the fair value hierarchy have not occurred as of March 31, 2022. At September 30, 2021, the Company transferred its investment in Humacyte, Inc. (“Humacyte”) with a carrying amount of €158,551 from Level 3 to Level 1, after Humacyte completed its merger with Alpha Healthcare Acquisition Corporation, a special purpose acquisition company. The shares in Alpha Healthcare Acquisition Corporation (now called Humacyte) received by the Company as a result of this merger and in a contemporaneous private placement are quoted in an active market, and Humacyte has registered the Company’s shares for resale under the Securities Act of 1933. No additional transfers between levels of the fair value hierarchy have occurred as of December 31, 2021. The Company accounts for transfers at the end of the reporting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Derivative financial instruments

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions. The Company primarily enters into foreign exchange forward contracts and interest rate swaps. In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). The Company does not use financial instruments for trading purposes.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at fair value through profit or loss (“FVPL”). The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. From time to time the Company engages external valuation firms to determine the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements and weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and selling the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as fair value through other comprehensive income (“FVOCI”). The smaller part of debt securities does not give rise to cash flows that are solely payments of principal and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is initially recognized at its fair value. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company’s expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages external valuation firms for the valuation of the put options. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €73,808 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Following is a roll forward of Level 3 financial instruments at March 31, 2022 and December 31, 2021:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2022			2021
		Variable			Variable
		payments			payments
		outstanding			outstanding
	Equity	for	Put option	Equity	for	Put option
	investments	acquisitions	liabilities	investments	acquisitions	liabilities

Beginning balance at January 1,	50,679	47,690	992,423	188,518	66,359	882,422
Transfer to level 1	—	—	—	(158,551)	—	—
Increase	—	6,321	7,511	21,137	9,488	112,194
Decrease	—	(3,761)	(5,635)	—	(22,499)	(18,495)
Gain / loss recognized in profit or loss(1)	(347)	(4,947)	—	(12,975)	(6,716)	—
Gain / loss recognized in equity	—	—	(36,983)	—	—	(54,019)
Foreign currency translation and other changes	1,024	878	18,815	12,550	1,058	70,321
Ending balance at March 31, and December 31,	51,356	46,181	976,131	50,679	47,690	992,423

(1)	Includes realized and unrealized gains / losses.

11.    Segment and corporate information

The Company’s operating and reportable segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESKD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company does not include income taxes as it believes taxes are outside the segments’ control. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters’ overhead charges, including accounting and finance as well as certain legal and IT costs, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. The Company’s global research and development team as well as its Global Medical Office, which seek to optimize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities (“Corporate”) do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

Information pertaining to the Company’s segment and Corporate activities for the three months ended March 31, 2022 and 2021 is set forth below:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Segment and corporate information

in € THOUS

	North			Latin
	America	EMEA	Asia-Pacific	America	Total
	Segment	Segment	Segment	Segment	Segment	Corporate (1)	Total
Three months ended March 31, 2022
Revenue from health care services	2,774,332	344,423	235,873	129,859	3,484,487	8,028	3,492,515
Revenue from health care products	277,533	322,661	254,005	52,948	907,147	4,835	911,982
Revenue from contracts with customers	3,051,865	667,084	489,878	182,807	4,391,634	12,863	4,404,497
Other revenue external customers	118,746	7,192	17,255	679	143,872	—	143,872
Revenue external customers	3,170,611	674,276	507,133	183,486	4,535,506	12,863	4,548,369
Inter-segment revenue	3,993	—	64	1,151	5,208	(5,208)	—
Revenue	3,174,604	674,276	507,197	184,637	4,540,714	7,655	4,548,369
Operating income	303,943	61,269	98,848	11,137	475,197	(127,529)	347,668
Interest							(69,097)
Income before income taxes							278,571
Depreciation and amortization	(260,438)	(46,928)	(27,048)	(10,894)	(345,308)	(68,858)	(414,166)
Impairment loss	(3,394)	(500)	(42)	—	(3,936)	(855)	(4,791)
Income (loss) from equity method investees	16,163	(6,235)	220	339	10,487	—	10,487
Total assets	22,986,219	3,863,261	3,013,462	861,510	30,724,452	3,999,674	34,724,126
thereof investment in equity method investees	488,067	182,179	103,097	25,604	798,947	—	798,947
Additions of property, plant and equipment, intangible assets and right of use assets	159,998	39,065	21,102	8,048	228,213	50,847	279,060
Three months ended March 31, 2021
Revenue from health care services	2,550,966	332,461	227,813	114,679	3,225,919	7,217	3,233,136
Revenue from health care products	251,804	319,011	230,748	43,785	845,348	4,272	849,620
Revenue from contracts with customers	2,802,770	651,472	458,561	158,464	4,071,267	11,489	4,082,756
Other revenue external customers	96,059	18,134	12,625	551	127,369	—	127,369
Revenue external customers	2,898,829	669,606	471,186	159,015	4,198,636	11,489	4,210,125
Inter-segment revenue	11,175	—	56	—	11,231	(11,231)	—
Revenue	2,910,004	669,606	471,242	159,015	4,209,867	258	4,210,125
Operating income	398,503	79,890	85,296	6,640	570,329	(96,076)	474,253
Interest							(76,072)
Income before income taxes							398,181
Depreciation and amortization	(239,783)	(50,344)	(25,662)	(8,941)	(324,730)	(63,176)	(387,906)
Impairment loss	(296)	—	—	—	(296)	—	(296)
Income (loss) from equity method investees	27,391	(406)	726	45	27,756	—	27,756
Total assets	21,947,496	3,840,853	2,838,318	737,386	29,364,053	3,794,486	33,158,539
thereof investment in equity method investees	390,805	206,985	103,171	25,634	726,595	—	726,595
Additions of property, plant and equipment, intangible assets and right of use assets	220,534	48,576	20,790	12,744	302,644	57,625	360,269

(1)	Includes inter - segment consolidation adjustments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

12.    Events occurring after the balance sheet date

No significant activities have taken place subsequent to the balance sheet date March 31, 2022 that have a material impact on the key figures and earnings presented.

On May 3, 2022, the Company announced that the Chief Executive Officer and Chairman of the Management Board, Rice Powell, will be succeeded by Dr. Carla Kriwet effective January 1, 2023. In accordance with the Company’s age limit for Management Board members, Rice Powell is stepping down from his position when his contract ends on December 31, 2022, after 10 years of heading the Company. Dr. Carla Kriwet will also become a member of the management board of Fresenius Management SE. Additionally, Helen Giza, Chief Financial Officer and member of the Management Board, has entered a new five-year contract and, in addition to her current positions as Chief Financial Officer and Chief Transformation Officer of Management AG, will assume the position of Deputy Chief Executive Officer of Management AG.

Except for as described above, there are no additional significant changes in the Company’s structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 23 of the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, is incorporated by this reference.

Controls and procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission (“the Commission”) and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company’s General Partner, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company’s disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner’s Management Board, including the General Partner’s Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

For information regarding our non-prosecution agreement with the DOJ and the separate agreement with the SEC to resolve the government allegations against us concerning conduct that might violate the FCPA or other anti-bribery laws, and our related investments in compliance and financial controls, see note 9 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report.

OTHER INFORMATION

Legal proceedings

The information in note 9 of the notes to the consolidated financial statements (unaudited), presented elsewhere in this report, is incorporated by this reference.

Exhibits

Exhibit No.

31.1

Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2

Certification of Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1

Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

32.2

Certification of  Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

101

The following financial statements as of and for the three-month period March 31, 2022 from FMC-AG & Co. KGaA’s Report on Form 6-K for the month of May 2022, formatted in iXBRL (Inline eXtensible Business Reporting Language) and included in the body of this report: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: May 4, 2022

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its General Partner

By:	/s/ RICE POWELL

Name:	Rice Powell
Title:	Chief Executive Officer and
Chairman of the Management Board of the General Partner

By:	/s/ HELEN GIZA

Name:	Helen Giza
Title:	Chief Financial Officer and member of the Management Board of the General Partner